Exhibit 3.2(b)
STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
     The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
     FIRST: That at a meeting of the Board of Directors of JetBlue Airways Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:
     RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Article IV” so that, as amended, said Article shall be and read in its entirety as follows (new language underscored, deleted language struck through):
     The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is Nine Hundred ~~Five Hundred~~ Twenty Five Million (~~5~~925,000,000). Nine Hundred ~~Five~~ Million (~~5~~900,000,000) shares shall be Common Stock, par value $0.01 per share, and Twenty Five Million (25,000,000) shares shall be Preferred Stock, par value $0.01 per share. Immediately upon the filing of the Amended and Restated Certificate of Incorporation with the Office of the Secretary of State of the State of Delaware, each one (1) share of the Corporation’s Class A-1 Common Stock, Class A-2 Common Stock, Series A-1 Preferred, Series A-2 Preferred, Series B-1 Preferred and Series B-2 Preferred was converted into one (1) share of Common Stock.
     SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 20th day of May, 2010.

By:	/s/ James G. Hnat
Authorized Officer
	Title:	General Counsel, Executive Vice President Corporate Affairs and Corporate Secretary
	Name:	James G. Hnat